Exhibit 1

For immediate release

CRTC APPROVALS OBTAINED IN CONNECTION WITH

ALLIANCE ATLANTIS’ PLAN OF ARRANGEMENT

MR. JAMES MACDONALD APPOINTED TO ACT AS TRUSTEE

TORONTO (May 25, 2007)—Alliance Atlantis Communications Inc. (“Alliance Atlantis”) and CanWest Global Communications Corp. (“CanWest”) today announced that approvals had been obtained from the Canadian Radio-television and Telecommunications Commission (“CRTC”) in respect of the Plan of Arrangement pursuant to which AA Acquisition Corp. (formerly 6681859 Canada Inc.) would acquire all of the outstanding shares of Alliance Atlantis for $53.00 cash per share.

Alliance Atlantis owns (directly or indirectly) the securities of certain entities which are regulated by the CRTC. In connection with the completion of the Plan of Arrangement, those securities will be deposited with a trustee pending the CRTC’s decision regarding the acquisition of those regulated entities by AA Acquisition Corp. The CRTC has now approved the trust arrangements with respect to those regulated entities, including the appointment of Mr. James Macdonald to act as trustee. Approval of the trust arrangements by the CRTC is a condition of completion of the Plan of Arrangement, and this condition has now been satisfied.

After completion of the Plan of Arrangement, it is intended that there will be a reorganization of the various business units and assets of Alliance Atlantis. The CRTC has now also approved those steps in the reorganization which includes the entities that are regulated by the CRTC being placed in the approved trust. Approval of the reorganization by the CRTC is also a condition of the Arrangement, and this condition has now been satisfied.

While no other CRTC approvals are required as conditions of the Plan of Arrangement, the acquisition of the regulated entities by AA Acquisition Corp. remains subject to the CRTC’s approval.

“We are very pleased that these approvals have been obtained which satisfy certain conditions pertaining to the acquisition,” said Leonard Asper, President and Chief Executive Officer of CanWest. “This is another important step in the transaction process. All material regulatory approvals required in connection with the broadcasting operations that are part of the Plan of Arrangement have now been obtained.”

“Jim Macdonald is a highly experienced and well-respected member of the Canadian Broadcasting Industry,” said Phyllis Yaffe, Chief Executive Officer of Alliance Atlantis. “Jim’s long-standing commitment to the broadcasting sector makes him an ideal candidate for this important role and I look forward to working with him in the weeks and months ahead.”

About Alliance Atlantis

Alliance Atlantis offers Canadians 13 well-branded specialty channels boasting targeted, high-quality programming. Alliance Atlantis also co-produces and distributes the hit CSI franchise and indirectly holds a 51% limited partnership interest in Motion Picture Distribution LP, a leading distributor of motion pictures in Canada, with motion picture distribution operations in the United Kingdom and Spain. Alliance Atlantis’ shares are listed on the Toronto Stock Exchange-trading symbols AAC.A and AAC.B. Alliance Atlantis’ website is www.allianceatlantis.com.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A, NYSE: CWG) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, CanWest also owns, operates and/or holds substantial interests in Canada’s largest publisher of daily newspapers, and conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, the United Kingdom and the United States.

Forward-Looking Statements

This news release includes forward-looking statements which reflect the current expectations Alliance Atlantis and CanWest. Forward-looking statements are those which are not historical fact and include in this news release statements relating to the completion of the Arrangement. The reader should not place undue reliance upon such forward-looking statements. They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from anticipated future results or expectations expressed or implied by such forward-looking statements. Certain risks, uncertainties and other factors are described in materials filed by Alliance Atlantis and CanWest with the security regulatory authorities in Canada from time to time and are available at www.sedar.com. Neither Alliance Atlantis nor CanWest undertakes any obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For further information please contact:

Alliance Atlantis	Nicola McIsaac	tel. 416-969-4405
CanWest Global	Deb Hutton	tel. 416-383-2442

James B. Macdonald

James Macdonald has had a long and distinguished career in the Canadian media industry. He currently operates his own consulting practice, working primarily with clients in broadcasting and communications.

Prior to this, he was Senior Vice President and Chief Media Services Officer of BCE Media Ltd.

In 1994, Mr. Macdonald joined Western International Communications (WIC) as President and Chief Executive Officer of Niagara Television Limited licensee CHCH. He went on to become President and Chief Executive Officer of WIC Television Ltd. and WIC Entertainment Group Ltd.

Prior to joining the WIC organization, he held various senior management positions with Rogers Broadcasting Limited.

Mr. Macdonald came to broadcasting from the recording industry, having worked with London Records and Capital Records where he was responsible for the Canadian launch and subsequent management of Arista Records.

Mr. Macdonald is presently a Board member of the Ontario Association of Broadcasters; Chairman of Stornoway Communications; trustee of Doctors Hospital Foundation (now the Kensington Health Centre); an Industry Adjudicator (National Television Panel) Canadian Broadcast Standards Council and on the national Board of LOVE (Leave Out Violence Everywhere).

In 1997, Mr. Macdonald was awarded the Ontario Broadcasters Association’s Broadcaster of the Year Award and in 2004 was inducted into the Canadian Association of Broadcasters Hall of Fame.

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